AquiPor Technologies, Inc.



ANNUAL REPORT

4118 E. 33rd Ave.

Spokane, WA 99223

(509) 435-5111

https://aquipor.com/

This Annual Report is dated April 28, 2022.

BUSINESS

AquiPor is in the business of engineering, procurement, and construction management of stormwater and mixed-utility infrastructure projects. The Company is currently developing proprietary building material technologies and engineering technologies to address this infrastructure market opportunity. As a specialty Engineering, Procurement, Construction Management (E.P.C.M.) company, AquiPor is focusing on localized stormwater management, grey water infiltration, aquifer recharge, and mixed utility broadband and renewable energy applications. AquiPor's flagship technology is a permeable hardscape material that is similar to concrete, but which allows rainwater to flow through it without clogging from debris. This material in conjunction with our additional engineering technologies aims to help cities and developers manage large volumes of stormwater and mitigate the impacts of urban flooding.

Previous Offerings

Name: Common Stock

Type of security sold: Equity

Final amount sold: $1,395,400.00

Number of Securities Sold: 5,088,178

Use of proceeds: R&D and Product & Market Development

Date: March 03, 2020

Offering exemption relied upon: 506(b)

Name: Common Stock

Type of security sold: Equity

Final amount sold: $1,069,100.91

Number of Securities Sold: 1,045,938

Use of proceeds: Operating expenses and R&D.

Date: September 23, 2020

Offering exemption relied upon: Regulation CF

Name: Common Stock

Type of security sold: Equity

Final amount sold: $120,000.00

Number of Securities Sold: 66,332

Use of proceeds: Development

Date: April 09, 2021

Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2021 Compared to 2020

Circumstances which led to the performance of financial statements:

AquiPor is a pre-revenue company focusing on the Research & Development of new technologies, products, and markets. Our financial statements reflect R&D expenses and have been similar year to year since the formation of the company.

Along with technology and market R&D, AquiPor is currently in the feasibility stage of growth and is pursuing significant capital financing to fund future endeavors. Consequently, the Company's primary operations in 2020 consisted of internal R&D, assisting related parties in the R&D of various hardscape technologies and patenting, licensing activities, and marketing in 2020.

Therefore, nearly all operating expenses are associated in some manner with either research and development or financing acquisition.

AquiPor had no revenue, cost of sales or gross margins in 2021. The Company's expenses consist of, among other things, expenses related to R&D, consulting fees, professional service fees, patenting service fees, compensation and benefits, royalty fees, marketing fees, and general and administrative expenses. Total operating expenses in 2021 were $647,164 compared to $977,466 in 2020.

Historical results and cash flows:

Historically AquiPor has been a pre-revenue startup company engaged in R&D and market development for its products. Cash flows are expected to increase in the future, with an anticipated increase in wages (new hires), R&D activities, sales and marketing, and technology acquisition activities. Stock-based compensation, wages, and consulting fees are expected to grow as AquiPor hires new employees, begins market feasibility studies, and goes to market. In the past, the cash needed for operations was generated through the sale of equity (common stock). It is expected that this will continue into the future, as the Company intends to raise capital through common equity offerings, but this will be augmented by revenue that is generated by the sale of the Company's goods and services.

Liquidity and Capital Resources

At December 31, 2021, the Company had cash of $163,169.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: US Bank

Amount Owed: $21,315.00

Interest Rate: 21.0%

Creditor: Petra World LLC

Amount Owed: $76,750.00

Interest Rate: 3.5%

Maturity Date: December 31, 2025

Interest only payments begin 12/31/2023

Creditor: Yellow Core Holdings, LLC

Amount Owed: $3,200.00

Interest Rate: 3.5%

Maturity Date: December 31, 2026

Interest only payments beginning 12/31/2024

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Greg Johnson

Greg Johnson's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Executive Officer & Director

Dates of Service: January 03, 2016 - Present

Responsibilities: To direct and evolve our company's market and business development strategy, oversee product R&D, direct fundraising efforts, budget, and allocate capital for Company objectives.

Name: Randy Squires

Randy Squires's current primary role is with Partition Specialties. Randy Squires currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Director

Dates of Service: August 27, 2019 - Present

Responsibilities: Support the CEO and provide advisory services for the company, manage resources, and provide business support.

Other business experience in the past three years:

Employer: Partition Specialties

Title: President

Dates of Service: January 01, 1998 - Present

Responsibilities: Oversees all operations.

Name: David Martin

David Martin's current primary role is with Retired. David Martin currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Director

Dates of Service: August 27, 2019 - Present

Responsibilities: Support the CEO and provide advisory services for the company, manage resources, and provide business support.

Other business experience in the past three years:

Employer: Retired

Former COO Multicare Valley Hospital

Dates of Service: January 01, 2009 - December 31, 2019

Responsibilities: Oversees all operations of Valley Hospital.

Name: Kevin Kunz

Kevin Kunz's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Vice President - Market Development

Dates of Service: January 20, 2016 - Present

Responsibilities: Kevin interfaces with architects, engineers, and end-users and develops new market opportunities.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2021, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: JKS International, LLC (Greg Johnson, Managing Member - 21% - Membership Interests of JKS International, LLC & Kevin Kunz - 22% - Membership Interests of JKS International, LLC)

Amount and nature of Beneficial ownership: 5,595,455

Percent of class: 30.5

Title of class: Common Stock

Stockholder Name: Frontier Assets, LLC (Matthew F. Russell - 50% - Membership Interests of Frontier Assets, LLC),

Amount and nature of Beneficial ownership: 4,500,000

Percent of class: 24.6

RELATED PARTY TRANSACTIONS

Name of Entity: Yellow Core Holdings

Names of 20% owners: Matthew Russell

Relationship to Company: Majority owner has >10% stake in AquiPor

Nature / amount of interest in the transaction: Yellow Core owes AquiPor $27,813 for loans

made over the course of time to facilitate co-development and R&D work.

Material Terms: The loans made to Yellow Core, LLC over time have totaled $27,813 and were set up to accrue interest at 3.5% APR and to be paid back 12/31/2026, with interest-only payments beginning on 12/31/2024. Additionally, Yellow Core made a $3,200 loan to AquiPor which was also set up to be paid back 12/31/2026 and to accrue interest at 3.5%. A net payment will be made to AquiPor at maturity to account for this loan.

Name of Entity: RJSK, LLC

Names of 20% owners: JKS International, LLC and Frontier Assets, LLC

Relationship to Company: AquiPor licenses technology from RJSK, LLC.

Nature / amount of interest in the transaction: AquiPor licenses technology from RJSK, LLC. As part of technology co-development work, AquiPor has made loans to RJSK over time. The bulk of the loan was satisfied when AquiPor paid its licensing fee in 2020. However, there remains a balance due to AquiPor in the amount of $1,049.57 which accrues interest at 3.5% annually. It is agreed that the loan balance will be satisfied in a future net royalty payment.

Material Terms: Due to AquiPor: $1,049.57. Interest accrues at 3.5% per annum with pay back date 12/31/2026. Interest only payments beginning 12/31/2024, however, this loan will be satisfied during the next minimum annual royalty payment from AquiPor.

Name of Entity: Petra World, LLC

Names of 20% owners: Matthew Russell

Relationship to Company: Co-development work with AquiPor on brick technology. Matthew Russell, a major shareholder of AquiPor is also a major shareholder of Petra World

Nature / amount of interest in the transaction: AquiPor owes Petra World $76,750 pursuant to various loans made made in 2018 to facilitate Research & Development of permeable, clay-based bricks.

Material Terms: AquiPor owes Petra World $76,750 in total loans, with interest accruing at 3.5% per annum. Pay back dates range from 7/26/2023 to 10/25/2023.

Name of Entity: JKS International, LLC

Names of 20% owners: Greg Johnson

Relationship to Company: 20%+ Owner

Nature / amount of interest in the transaction: AquiPor has made two loans to JKS, totaling

$1,600. These loans were set up to accrue interest at 3.5% annually and the loans mature in 2026.

Material Terms: All outstanding financing arrangements bear interest at 3.5% per annum with a maturity date of 12/31/2026

OUR SECURITIES

The company has authorized Common Stock, and Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,429,416 of Common Stock.

Common Stock

The amount of security authorized is 90,000,000 with a total of 16,576,561 outstanding as of 4/20/2022.

Voting Rights

One vote per share. Please review Material Rights below.

Material Rights

Voting Rights of Securities sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Other Material Voting Rights

Shareholder Voting Requirements for Certain Transactions. To be adopted by the shareholders, (1) an amendment of the Articles of Incorporation; (2) a plan of merger or share exchange; (3) a sale, lease, exchange, or other disposition of all, or substantially all, of the Corporation's assets, other than in the usual and regular course of business; or (4) a dissolution of the Corporation, must be approved by each voting group of shareholders entitled to vote thereon by a majority of all the votes entitled to be cast by that voting group.

Stock Options and Stock Warrants

AquiPor has declared an option pool of 1,500,000 shares of common stock for existing and future employees, advisers, and contractors. Of the current pool, 632,500 options have been granted and are fully vested pursuant to the Company's stock option plan. Of the current pool, an additional 406,819 options have been reserved but have yet to be granted.

The Company has also granted 566,000 stock warrants which have also fully vested.

Preferred Stock

The amount of security authorized is 10,000,000 with a total of 0 outstanding.

Voting Rights

Not currently designated.

Material Rights

The Preferred Stock may be issued from time to time in one or more series in any manner permitted by law and the provisions of the Articles of Incorporation, as determined from time to time by the Board of Directors.

As of May 2021, the Board has not designed any series or class of preferred stock.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage

companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will be able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may

never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company is offering common stock in the amount of up to $4,000,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service

AquiPor currently relies on one technology for the manufacturing of its products. We are therefore dependent upon this technology for the successful manufacturing of current and future products.

We may never have an operational product or service

It is possible that there may never be an operational product or service for the Company or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Some of our products are still in prototype phase and might never be operational products

The Company's products and services are currently under development, and its business plan is subject to a high degree of uncertainty. As a result, there can be no assurance that (i) the proposed business will be successful, (ii) a significant market will develop for products and services such as those contemplated by the Company, or (iii) if such market develops, the Company's own products and services will win widespread market acceptance.

Developing new products and technologies entails significant risks and uncertainties

We are currently in the proof-of-concept stage of our venture. Delays or cost overruns in the development of our technologies, and/or failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights

The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

AquiPor Technologies, Inc. was formed on October 21, 2015 and has been primarily engaged in Research & Development since its inception. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and

proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. AquiPor Technologies, Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short history, and effectively very little revenue. If you are investing in this company, it's because you think that AquiPor's technologies and product concepts are a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company owns trademarks, copyrights, Internet domain names, exclusive licensing rights to patents and pending patents, and trade secrets. We believe one of the most valuable components of the Company is our array of licensing rights in our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable

One of the Company's most valuable assets is its licensing rights to sensitive patents and patents pending. These intellectual property rights may not be registered with the proper authorities. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our technology rights without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our technology rights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sub-licenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Intellectual property litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to

file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our licensing rights outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our patent licensing rights could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sub-licenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our intellectual property rights because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell our products and services is dependent on outside government regulation, such as federal, state, and local regulatory bodies and their laws. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including providing technology, engineering, manufacturing, construction, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

Even though we are not an internet-based business, we may still be vulnerable to hackers who may access our proprietary data. Any cyber attack on AquiPor Technologies, Inc. could disrupt our business and materially negatively impact our financial condition and business.

Dependence Upon Key Personnel.

The Company's success will depend largely upon the performance of its founder and executive officer, GREG JOHNSON. The loss of the services of any of these individuals would have a materially adverse effect on the company. In addition, the company will need to attract and retain skilled and experienced sales and technical staff to successfully accomplish its business plan. Competition for experienced personnel in the materials science and technology industries is intense. In the event that the Company is unable to attract and retain additional skilled staff, or if the Company loses the services of any of its key personnel, there can be no assurance that they could be easily replaced by individuals with similar contacts, experience and skills.

Recruiting and Retaining Technical Personnel.

Our success depends to large part upon our ability to recruit and retain highly skilled workers, both as employees and as independent contractors. Additionally, we believe that the technological and creative skills of our personnel are essential to establishing and maintaining a leadership position, particularly in light of the fact that our intellectual property, once sold to the public market, may be easily replicated. The competition for such personnel is intense, and we may not be successful in retaining or recruiting such personnel. In seeking qualified personnel, we are required to compete with companies having greater financial and other resources than our Company. In addition, we may need to substantially increase the compensation, bonuses, stock options or other fringe benefits offered to employees in order to attract and retain such personnel. The additional costs that may be incurred in retaining or attracting new personnel may have a material adverse affect on our product launches and its operating results.

Rapid Technological Change.

To remain competitive, the Company must develop new products and enhance and improve its exiting products and components. New building materials are characterized by rapid technological change, changes in user and customer requirements and preferences, frequent new product and service introductions embodying new technologies and the emergence of new industry standards and practices that could render the Company's existing proprietary technology and systems obsolete. The Company's success will depend, in part, on its ability to develop or license state of the art technologies useful in its business, enhance its existing services, develop new services and technology that address the increasingly sophisticated and varied needs of its prospective customers, and respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis. There can be no assurance that the Company will be successful in continuing to develop and market on a timely and cost-effective basis fully functional product enhancements or new products that respond to technological advances by others, or that it is enhanced and new products will achieve market acceptance. If the Company is unable, for technical, legal, financial or other reasons, to anticipate or respond adequately to changes in technology and customer preferences, or any significant delays in product development or introduction, would have a material adverse effect on the Company's business, financial condition and results of operations.

Arbitrary Price of Conversion Shares.

The price of the Common Stock offered hereby bears no relationship to the Company's assets, book value, potential earnings or any other recognized criteria of value. Factors considered in calculating the per share price were the business in which the Company proposes to engage,

estimates of the business potential of the company, an assessment of the Company's management, the general condition of the securities markets, the demand for similar securities of comparable companies and other factors believed by the company's management to be relevant.

Rapid Technological Change

To remain competitive, the Company must develop new products and enhance and improve its existing products and components. New building materials are characterized by rapid technological change, changes in user and customer requirements and preferences, frequent new product and service introductions embodying new technologies and the emergence of new industry standards and practices that could render the Company's existing proprietary technology and systems obsolete. The Company's success will depend, in part, on its ability to develop or license state of the art technologies useful in its business, enhance its existing services, develop new services and technology that address the increasingly sophisticated and varied needs of its prospective customers, and respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis. There can be no assurance that the Company will be successful in continuing to develop and market on a timely and cost-effective basis fully functional product enhancements or new products that respond to technological advances by others, or that it is enhanced and new products will achieve market acceptance. If the Company is unable, for technical, legal, financial or other reasons, to anticipate or respond adequately to changes in technology and customer preferences, or any significant delays in product development or introduction, would have a material adverse effect on the Company's business, financial condition and results of operations.

Significant Capital Requirements; Future Need for Additional Financing.

The Company's capital requirements will continue to be significant and there can be no assurance that the Company will achieve any significant revenues in the foreseeable future. Since its inception, the Company has been substantially dependent upon contributions from its founders. The Company anticipates that the net proceeds of its offering will only be sufficient to fund the development and marketing of a prototype product (assuming the sale of all of the Shares offered hereby). If less than the maximum number of Shares of Common Stock offered hereby are sold, or if the Company has miscalculated the financial resources required to complete the task, the Company will be unable to launch its product without additional financing. The Company has no current arrangements with respect to, or potential sources of, additional financing. There can be no assurance that any additional financing will be available to the Company when needed, on commercially reasonable terms, or at all. Any inability to obtain additional financing when needed would have a material adverse effect on the Company, requiring it to curtail in possible cease its operations. A prospective purchaser of Shares should also be aware that, even if the Company were to succeed in raising financing through a public offering or any other sale of any equity or convertible debt securities, such a financing will likely dilute the interest of the Company's then-existing shareholders (including the holders of Common Stock).

Unreliability of Projections

If the Investor has been provided with projections, forecasts and models (the "Projections") of the Company's future performance, the assumptions and estimates underlying the Projections are inherently uncertain and, though they may be considered reasonable by the Company, are

subject to significant business, economic, and competitive uncertainties, many of which are beyond the control of the Company. The Projections assume, among other things, that the Company completes the Offering and obtains $3,930,000.80 in proceeds therefrom. If the Company fails to complete the Offering in full or fails to realize its projected sales in the time frames projected, the Company is unlikely to meet the fiscal performance anticipated in the Projections. In any event, even if the company raises $4,000,000 in the Offering, there can be no assurance that the Projections will be realized. The Company's actual results in the future will vary from the Projections and those variations may be material. The Company does not intend to update the Projections.

Unproven Products

The Company's products and services are in the early stages of development, and its business plan is subject to a high degree of uncertainty. As a result, there can be no assurance that (i) the proposed business will be successful, (ii) a significant market will develop for products and services such as those contemplated by the Company, or (iii) if such market develops, the Company's own products and services will win widespread market acceptance.

Developing Market; Rapid Technological Changes and New Products

The market for our products and services is rapidly evolving and is characterized by evolving standards and customer demands and an increasing number of market entrants who have introduced or developed technologies for new porous paving materials and stormwater treatment technologies. Our future success will depend to some extent on the features and reliability of our products and services in response to both evolving demands of the marketplace and competitive product offerings. Consequently, there can be no assurance that we will be successful in developing, integrating or marketing such products or services.

Retention of Control by Present Stockholders

As of March 15, 2021 the Company's founders and executive officers own, of record and beneficially, a majority of the Company's issued and outstanding Common Stock (10,095,455 Shares). The Company's founders will therefore remain in effective control of the company with the ability to elect all of the Company's directors and to authorize certain corporate transactions which require stockholder approval, in each case without concurrence of the Company's minority stockholders (including holders of Common Stock).

Lack of Marketability and Liquidity of the Common Stock

There is no public market for the Common Stock into which such Stock is convertible, and there can be no assurance that a public market for the Common Stock will ever develop. Consequently, investors should be prepared to remain shareholders of the Company indefinitely. The Common Stock into which it is convertible has been registered under the Securities Act of 1933, as amended (the "Act"), or any state securities laws. The Company has no present intention to register the Common Stock issuable upon conversion thereof under the Act or state securities laws. The Common Stock issuable upon conversion thereof may be sold or transferred except pursuant to either: (A) an effective registration statement under the Act and any applicable state securities laws; or (B) an opinion of counsel satisfactory to the Company to the effect that such registration is not required.

Intense Competitions; Limited Effect of Laws Protecting Proprietary Technology

The market for new technologies in the building materials industry is competitive and subject to rapid technological change. Many of the Company's competitors are established enterprises that possess greater name recognition, established customer bases and significantly greater financial, technical and marketing resources than the Company. The Company is relying upon copyright and trade secret law to protect its technology and there can be no assurance that such laws will prevent competitors from appropriating the Company's technology or products.

Proprietary Rights and Risk of Infringement

The Company relies primarily on a combination of patent, copyright, trademark and trade secret laws, confidentiality procedures and contractual provisions to protect its proprietary rights. The Company also believes that factors such as the technological and creative skills of its personnel, new product developments, frequent product enhancements, name recognition and reliable product maintenance are essential to establishing and maintaining a technological leadership position. The Company seeks to protect its licensed patents and patents pending, software, documentation and other written materials under trade secret and copyright laws, which afford only limited protection. There can be no assurance that others will not develop technologies that are similar or superior to the Company's technology. Despite the Company's efforts to protect its proprietary rights, unauthorized parties may attempt to copy aspects of the Company's products or to obtain and use information that the Company regards as proprietary. There can be no assurance that the Company's means of protecting its proprietary rights in the United States or abroad will be adequate or that competition will not independently develop similar technology. The Company is not aware that it is infringing any proprietary rights of third parties. There can be no assurance, however, that third parties will not claim infringement by the Company of their intellectual property rights. Any such claims, with or without merit, could be time consuming to defend, result in costly litigation, divert management's attention and resources, cause product shipment delays or require the Company to enter into royalty or licensing agreements, such royalty or licensing agreements, if required, may not be available on terms acceptable to the Company, if at all. In the event of a successful claim of product infringement against the Company and failure or inability of the Company to license the infringed or similar technology, the Company's business, financial condition and results of operations would be materially and adversely affected.

New Technology Acquisitions

The Company is currently negotiating an option to purchase the licenses to new cement, utility, and water distribution technologies. The long term viability of these new technologies cannot be guaranteed and the terms of these licensing agreements may include a cash payment and some equity, which will be negotiated on a best efforts basis.

We Do Not Expect to Pay Dividends in the Near Term and the Offering Price of the Shares Is Not Based on Quantifiable Measures of Value.

The Company does not anticipate payment of any cash dividends on its Common Stock in the near term. The Offering Price of the Shares has been determined by valuation metrics performed by the Company and bears no relationship to the Company's assets or book value.

Reliance on 3rd Party Technology & Engineering Partners

AquiPor's technology, engineering, and supply rights are licensed from third party companies. Therefore, the Company relies on the performance of third parties for its main products and services. Any disruption to the performance or solvency of these third parties could have an adverse result on the Company.

Reliance on Private Project Financing

Initially, the Company's business model will rely on private project financing in lieu of public financing. Therefore, the Company's early success will depend on certain financial market conditions and factors not necessarily in its control. Adverse market conditions may cause delays and the Company's inability to deliver projects in a timely manner.

Licensing Agreements

The Company has entered into a Licensing Agreement with RJSK, L.L.C., a Washington state Limited Liability Company. Said license includes the technology, processes, and know-how related to U.S. Patent No. 9,943,791, entitled Unitized Formed Construction Materials and Methods for Making the Same, the Continuation-In-Part Patent Application No. 16/602,641, as well as the technology, processes, and know-how related to U.S. Patent No. 10,106,463 entitled Mineral Based Porous Sand and Methods for Making Mineral Based Porous Sand, the U.S. Patent 10,486, 984 entitled Road Surface Covering System, and International Application No. PCT/U.S. 1,600,087; all specifically for use in permeable pavers or novel permeable hardscape drainage materials for use in stormwater management. Per the licensing agreement, AquiPor is to pay a running royalty of 10% of net sales for each product sold, or an annual minimum royalty of $25,000. AquiPor also recently executed a paid-for option to license new cement technologies and the Engineering, Procurement, Construction Management rights to new multi-utility infrastructure technologies which are unproven and subject to further proof-of-concept and third party validation. The option agreement is with Yellow Core Holdings, LLC, a private technology company, as represented by the inventor of the technologies referred to.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to

believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 28, 2022.

AquiPor Technologies, Inc.

By   /s/ *Greg Johnson*

     Name: <u>Aquipor</u>

     Title: President & CEO

Exhibit A

FINANCIAL STATEMENTS

AQUIPOR TECHNOLOGIES, INC.
Spokane, Washington

**FINANCIAL STATEMENTS WITH
INDEPENDENT AUDITOR'S REPORT**
December 31, 2021 and 2020

AQUIPOR TECHNOLOGIES, INC.
Spokane, Washington

FINANCIAL STATEMENTS WITH
INDEPENDENT AUDITOR'S REPORT
December 31, 2021 and 2020

TABLE OF CONTENTS

INDEPENDENT AUDITOR'S REPORT

INDEPENDENT AUDITORS' REPORT



To the Board of Directors and Management of
Aquipor Technologies, Inc.
Spokane, Washington

Opinion

We have audited the financial statements of Aquipor Technologies, Inc. ("the Company") (a Washington corporation), which comprise the statements of financial position as of December 31, 2021 and 2020 and the related statements of operations, stockholders' equity (deficit), and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Aquipor Technologies, Inc. as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Aquipor Technologies, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 6 to the financial statements, the Company has an accumulated deficit, net losses, and negative cash flows from operations, and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 6. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Aquipor Technologies, Inc.'s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Members of:
WSCPA
AICPA
PCPS

802 North Washington
PO Box 2163
Spokane, Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com

Auditors' Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Aquipor Technologies, Inc.'s internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude, whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Aquipor Technologies, Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Fruci & Associates II, PLLC

Spokane, Washington
April 20, 2022

AQUIPOR TECHNOLOGIES, INC

STATEMENTS OF FINANCIAL POSITION
As of December 31, 2021 and 2020

A S S E T S

	2021	2020
CURRENT ASSETS:		
Cash and cash equivalents		
Unrestricted	$ 163,169	$ 437,418
Restricted	36,702	-
Total cash and cash equivalents	199,871	437,418
Prepaid expenses	23,253	-
Total current assets	223,124	437,418
PROPERTY, PLANT AND EQUIPMENT		
Equipment, net of accumulated depreciation	-	405
LONG-TERM ASSETS:		
Technology licensing use option payments	250,000	-
Due from related parties	67,962	37,962
Interest receivable	17,468	15,938
Total long-term assets	335,430	53,900
TOTAL ASSETS	$ 558,554	$ 491,723

L I A B I L I T I E S   A N D   S T O C K H O L D E R S '   E Q U I T Y

	2021	2020
CURRENT LIABILITIES:		
Accounts payable and accrued expenses	$ 53,201	$ 40,580
Notes payable	12,602	-
Total current liabilities	65,803	40,580
LONG-TERM LIABILITIES:		
Due to related parties	82,247	106,450
Accrued interest	13,349	12,413
Total long-term liabilities	95,596	118,863
Total liabilities	161,399	159,443
COMMITMENTS AND CONTINGENCIES	-	-
STOCKHOLDERS' EQUITY		
Common stock ($.001 par): 90,000,000 authorized, 16,495,337 and 16,134,119 issued and outstanding as of 2021 and 2020, respectively	16,495	16,134
Preferred stock ($.001 par): 10,000,000 authorized, None outstanding	-	-
Additional paid-in capital:		
Common stock	2,935,287	2,217,387
Stock warrants	628,912	628,912
Total additional paid-in capital	3,564,199	2,846,299
Retained earnings (deficit)	(3,183,539)	(2,530,153)
Total stockholders' equity	397,155	332,280
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 558,554	$ 491,723

See the accompanying notes to these financial statements.

AQUIPOR TECHNOLOGIES, INC

STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2021 and 2020

		2021		2020
OPERATING EXPENSES				
Professional services	$	23,725	$	45,422
Engineering expense		42,699		-
Patenting services		12,500		694
Payroll to benefits		252,738		232,949
Depreciation		405		809
Licensing fees		-		300,000
Royalty fees		25,000		25,000
Insurance		2,051		11,718
Stock-based compensation		-		205,910
Marketing		274,089		140,454
General and administrative		13,957		14,510
Total operating expenses		647,164		977,466
Total income (loss) from operations		(647,164)		(977,466)
OTHER INCOME (EXPENSES)				
Interest income		1,530		5,555
PPP loan forgiveness		-		14,330
Related party loan forgiveness		-		11,503
Interest expense		(7,752)		(9,616)
Consulting revenue		-		25,000
Total other income (expenses)		(6,222)		46,772
NET INCOME (LOSS)	$	(653,386)	$	(930,694)
EARNINGS (LOSSES) PER SHARE OUTSTANDING:				
Basic and diluted	$	(0.04)	$	(0.06)
WEIGHTED-AVG. COMMON SHARES OUTSTANDING:				
Basic and diluted		16,241,085		15,343,870

See the accompanying notes to these financial statements.

AQUIPOR TECHNOLOGIES, INC

STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
For the Years Ended December 31, 2021 and 2020

	Common Stock - Shares Issued	Common Stock - Dollars, S.001 par		Paid-in Capital in Excess of Par		Retained Earnings (Deficit)		Total Stockholders' Equity	
Balance as of January 1, 2020	15,038,181	S	15,038	S	1,778,365	S	(1,599,459)	S	193,944
Issued Shares for Cash, net of costs *	1,095,938		1,096		862,024				863,120
Issued Stock Warrants for Services	-		-		205,910				205,910
Net Income (Loss)							(930,694)		(930,694)
Balance as of December 31, 2020	16,134,119		16,134		2,846,299		(2,530,153)		332,280
Issued Shares for Cash, net of costs*	361,218		361		717,900				718,261
Issued Stock Warrants for Services	-		-		-				-
Net Income (Loss)							(653,386)		(653,386)
Balance as of December 31, 2021	16,495,337	S	16,495	S	3,564,199	S	(3,183,539)	S	397,155

*See additional disclosure at Note 8 of the accompanying notes to these financial statements

AQUIPOR TECHNOLOGIES, INC

STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2021 and 2020

	2021	2020
CASH FLOWS FROM OPERATIONS:		
Net income (loss)	$ (653,386)	$ (930,694)
Adjustment to reconcile net income to net cash and		
cash equivalents provided by operating activities:		
Depreciation	405	809
Forgiveness of related-party debt, net	-	(11,503)
PPP loan forgiveness	-	(14,330)
Stock-based compensation expense	-	205,910
Net (increase) in assets:		
Prepaid expenses	(23,253)	-
Technology licensing use option payments	(250,000)	-
Interest receivable	(1,530)	(5,555)
Net increase in liabilities:		
Accounts payable and accrued expenses	12,621	4,085
Notes payable - short-term	12,602	-
Accrued interest	936	5,391
Net cash used by operating activities	(901,605)	(745,887)
CASH FLOWS FROM INVESTING ACTIVITIES		
Disbursement for long-term related party receivables	(30,000)	-
Net cash used by financing activities	(30,000)	-
CASH FLOWS FROM FINANCING ACTIVITIES:		
Sales of common shares, net of costs	718,261	863,120
Proceeds from long-term related party receivables	-	121,344
Payments for long-term related party payables	(24,203)	-
Proceeds from PPP loan	-	14,330
Net cash provided by financing activities	694,058	998,794
CHANGE IN CASH AND RESTRICTED CASH	(237,547)	252,907
CASH BALANCE - Beginning of year	437,418	184,511
CASH BALANCE - End of year	$ 199,871	$ 437,418
Supplemental cash flow information:		
Cash paid during the period for:		
Interest -	$ 4,858	$ 4,225
Income taxes -	$ -	$ -

See the accompanying notes to these financial statements.

NOTES TO FINANCIAL STATEMENTS
December 31, 2021 and 2020

NOTE 1 - ORGANIZATION AND NATURE OF OPERATIONS:

AquiPor Technologies, Inc. (the "Company") is a corporation organized October 21, 2015 under the laws of Washington State. The Company is currently in a material science technological development, patenting, and feasibility stage of growth. The future principal activities of the Company will consist of licensing various hardscape technologies, including brick, concrete, and permeable hardscape technologies, and providing supporting technical services to licensee customers.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

This summary of significant accounting policies of the Company is presented to assist in understanding its financial statements. The financial statements and notes are representations of the Company's management, who is responsible for the integrity and objectivity of the financial statements. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

Basis of Presentation: The accompanying financial statements were prepared using the accrual basis of accounting with a calendar year end December 31.

Use of Estimates: The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Fair Value of Financial Instruments: Pursuant to ASC 820, Fair Value Measurements and Disclosures, an entity is required to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. ASC 820 establishes a fair value hierarchy based on the level of independent, objective evidence surrounding the inputs used to measure fair value. A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. ASC 820 prioritizes the inputs into three levels that may be used to measure fair value:

Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2 applies to assets or liabilities for which there are inputs other than quoted prices that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

AQUIPOR TECHNOLOGIES, INC.
Spokane, Washington

NOTES TO FINANCIAL STATEMENTS
December 31, 2021 and 2020

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued):

Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

All financial instruments of the Company are recognized at historical cost, which approximates fair value due to the short maturities of those instruments. Financial instruments within the Company currently consist of only short and long-term loans between related parties with either interest free or low interest requirements. Consequently, there is no significant risk related to the presence of financial instruments or significant interest risk present within the Company.

Cash and Cash Equivalents: For purposes of the Statement of Cash Flows, the Company considers all highly-liquid investments acquired with a maturity of three months or less to be cash equivalents. The Company maintains its cash in bank deposit accounts, that may at times, exceed federal insured limits. No losses have been recognized as a result of these excess amounts.

Restricted Cash: Consists of cash and cash equivalents owned, but not accessible, by the company as of year-end. Restricted cash as of the years ending December 31, 2021 and 2020 is $36,702 and $-0-, respectively. As of December 31, 2021, all restricted cash was held by StartEngine as escrow amounts held back from AquiPor's most recent crowdfund offering.

Property and Equipment: Property and equipment, which are carried at cost, are being depreciated using the Double-Declining Balance method over the estimated useful lives of the assets (see also Note 4).

Advertising Costs: Advertising costs are charged to operations when incurred.

Research and Development: The Company is currently in a material science technological development, patenting, and feasibility stage of growth and is pursuing significant capital financing to fund future endeavors. Consequently, the Company's primary operations consist of assisting related parties in the development and research of various hardscape technologies and patents. Therefore, all operating expenses are associated in some manner with either research and development or financing acquisition. Supplies expense consists of any expenses consumed and that directly assist in the development of hardscape technologies and patents, and these expenses are expensed as incurred.

Stock-Based Compensation: The Company accounts for stock-based compensation in accordance with the fair value recognition provisions of ASC 718. Stock-based compensation cost is measure at the grant date based on the fair value of the compensation and is expensed ratably over the service period (the option vesting period). The Company uses the Black-Scholes option pricing model to determine the stock options' fair value (see also Note 8).

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued):

Earnings (Losses) per Share: The Company has distributed common stock and stock warrants to two employees. Basic Earnings per Share (EPS) is calculated as the net loss divided by the weighted average of common shares outstanding for the period. As of December 31, 2021 and 2020, Diluted EPS will equal Basic EPS because potentially dilutive shares would be considered anti-dilutive in both periods. An anti-dilutive effect occurs because of the presence of a net loss.

Income Taxes: The Company is subject to both Federal tax laws and State tax laws in Washington. Thus, the Company will owe no state income taxes in Washington but will pay Federal income taxes if revenue is recognized or expected to be recognized in future periods. The tax years since inception are still open to examination by taxing authorities, given the statute of limitations has not yet passed.

The Company accounts for income taxes pursuant to the guidance in ASC 740. Under this method, the Company will report as an expense of the period only the cost of current income taxes for that period, determined in accordance with the rules established by taxation authorities (also see Note 3).

Recent Accounting Pronouncements: In June 2016, the FASB issued an accounting pronouncement (FASB ASU 2016-13) to provide financial statement users with more decision-useful information about the expected credit losses on financial instruments. The pronouncement is effective for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2019. The Company is currently in the process of evaluating the effects of this pronouncement on the financial statements and expects no material impacts.

NOTE 3 - INCOME TAXES:

It is expected the net operating losses recognized by the Company in the year ending December 31, 2021 (estimated at $671,800) and 2020 ($739,000), combined with prior year NOLs of 1,289,275, will be used to offset future taxable income. Using an estimated corporate tax rate of 21%, our estimated deferred tax assets related to our net operating loss carryforwards are $566,800 and $426,000 as of December 31, 2021 and 2020, respectively. Because of the uncertainty of our ability to recognize these benefits in future periods, a full valuation allowance has been recorded for each of the years ending December 31, 2021 and 2020.

The Tax Cuts and Job Acts has altered the prior implementation of Net Operating Losses (NOLs) in reducing taxable income in past and future periods. NOLs occurring after the 2017 tax year can no longer be carried back two years prior to being carried forward twenty years, and the twenty-year carryforward limit has been changed to an indefinite time period. Additionally, NOLs occurring after the 2017 tax year, although able to be carried forward indefinitely, can only offset 80% of taxable income in future periods. NOLs resulting from tax years prior to the 2018 tax year may continue to operate under the past tax law.

AQUIPOR TECHNOLOGIES, INC.
Spokane, Washington

NOTES TO FINANCIAL STATEMENTS
December 31, 2021 and 2020

NOTE 4 - PROPERTY AND EQUIPMENT:

As of December 31, 2021 and 2020, property and equipment is summarized as follows:

		2021	2020
Equipment	5 years	$ 7,026	$ 7,026
Less: Accumulated depreciation		(7,026)	(6,621)
		$ -	$ 405

NOTE 5 - RELATED PARTY TRANSACTIONS AND LICENSING AGREEMENTS:

The Company owns the exclusive worldwide license to specified technologies and processes, per a license agreement with RJSK, LLC (Licensor). RJSK and Yellow Core are related parties to AquiPor, in that they are controlled and managed by a significant AquiPor shareholder and technology researcher.

In the year ending December 31, 2021, AquiPor entered into an option agreement with Matthew Russell to negotiate best efforts, with no guarantees, a conditional first right of offer to EPCM a mixed utility approach to certain green infrastructure projects in the United States. Compensation for the U.S. first right of EPCM and brand market is expected to be a combination of cash and equity. Option payments made in the year ending December 31, 2021 amount to $250,000, which can be deducted from the future exercise price but will be forfeited if an option exercise price and terms are not successfully negotiated. These payments have been accrued as a long-term asset and will be expensed in future periods.

JKS International, LLC and Frontier Assets, LLC are holding companies that represent majority shareholders in AquiPor. These companies are related parties. JKS International, LLC is managed by Greg Johnson, an officer and shareholder in AquiPor.

AquiPor has made two loans to JKS, totaling $1,600. These loans were set up to accrue interest at 3.5% annually and the loans mature in 2026. In November 2020, JKS made a $25,000 payment to AquiPor for consulting services in connection with the ongoing licensing agreement between AquiPor and RJSK.

AquiPor made a loan to Frontier Assets totaling $7,500 in 2018. This loan is set up to accrue interest at 3.5% annually and matures in 2028.

RJSK and the Company, and Yellow Core and the Company, have agreed to co-develop certain intellectual properties and technologies. AquiPor made several loans to RJSK and Yellow Core, both of which are related parties, beginning in 2016 to cover patenting and Research and Development expenses as it pertains to applicable technologies to the Company. Both companies agree that these loans may convert to credits to pay for licensing fees in the future.

NOTE 5 - RELATED PARTY TRANSACTIONS AND LICENSING AGREEMENTS (Continued):

AquiPor has a licensing agreement in place with RJSK with a fee of $300,000 that was owed and paid in 2020 to RJSK upon successful fundraising of $1,000,000. Additionally, minimum royalty fee obligations are $25,000 per year. As of December 31, 2021, AquiPor has satisfied the minimum royalty fee obligations.

AquiPor had made loans to RJSK totaling $122,393 over time. As of December 31, 2020, the current balance outstanding is $1,050 following payments made in October 2020.

AquiPor has made various loans to Yellow Core, LLC over time that total $27,813 and were set up to accrue interest at 3.5% APR beginning in 2027. In December 2017, Yellow Core loaned AquiPor $3,200 to be paid back December 31, 2026 with annual interest of 3.5%. Pursuant to the Company's current option agreement with Matt Russell, representing Yellow Core's interest as majority owner, it is agreed that a successful exercise of the option will include resolution of these expense accounts and related party loans.

In October 2021, AquiPor extended a long-term note to a related party, Assanka Design, LLC, amounting to $30,000. AquiPor and Assanka Design are exploring a potential joint venture and the funds are to be used by Assanka Design for proof-of-concept purposes for a new technology. Interest is accrued at 3.5% APR, and the note matures December 31, 2025.

NOTE 6 - GOING CONCERN:

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses from inception of $3,183,539, and has not launched principal operations which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

NOTE 7 - FINANCING ARRANGEMENTS:

The Company has received some of its financing in the form of loans from related entities. Yellow Core, LLC, a related party, has extended to the Company a $3,200 long-term note with interest payments that were to begin accruing on 1/1/2019 and a loan payback date of 1/1/2021.

NOTE 7 - FINANCING ARRANGEMENTS (Continued):

Per a loan refinancing agreement, the loan is to be repaid 12/31/2026, with interest-only loan payments beginning 12/31/2024. Interest accrues annually at 3.5% APR.

Petra World, LLC is a related party that is controlled and managed by Matthew Russell, a shareholder in AquiPor by way of Frontier Assets. Petra World made five loans to AquiPor in 2018 to support R&D efforts. These loans have totaled $103,250 and were made on various dates in July, August, September, and October 2018. These loans were set up to accrue interest at 3.5% APR and each have 7-year terms with interest-only payments beginning in 2023. As of December 31, 2021, the outstanding principal owed to Petra World, LLC is $79,047.

StartEngine has extended a line of credit to AquiPor amounting to $30,000. As of December 31, 2021, $12,602 is outstanding and $17,398 available to be drawn. No interest is accrued and repayment is expected at the conclusion of the Company's current crowdfund offering.

KloroTech made various loans amounting to $11,503 to the Company between September and December 2015 for initial start-up costs. It is important to note that KloroTech is considered a related party, as the Company merged with JKS International, LLC. JKS International, LLC has fully forgiven the loan as of the year ending December 31, 2020.

For the year ending December 31, 2020, the Company received a PPP loan related to COVID relief in the amount of $14,330, which has been entirely forgiven as of December 31, 2020.

NOTE 8 - EQUITY:

Various investors have contributed capital, services, and converted debt in the amount of $2,951,782 in exchange for 16,495,337 shares of common stock in the Company between January 1, 2016 and December 31, 2021. The Company's common shares possess the rights and privileges commonly extended with this type of equity security. The total dollar value received is reported net of fees and costs associated with raising the funds. The gross funds received amount to $776,712 and $1,069,101, presented net of fees of $58,451 and $205,981, for the years ending December 31, 2021 and 2020, respectively. In the year ending December 31, 2021, the Company received cash in the amount of $6,374 from shareholders for shares distributed in the year ending December 31, 2020. This amount has been presented as a net reduction in additional paid-in capital in the year ending December 31, 2020.

The Company has set aside a stock warrant pool of 1,500,000 options. In January 2016, 632,500 stock warrants were granted to the Company's two officers (345,000 and 287,500 warrants to Greg Johnson and Kevin Kunz, respectively) in January 2016, vesting every 6 months through January 2018. These warrants have an exercise price and original FMV of $.22 per share.

The Company issued an additional 550,000 stock warrants to two officers (400,000 and 150,000 to Greg Johnson and Kevin Kunz, respectively) and 16,000 warrants to multiple investors in the

NOTES TO FINANCIAL STATEMENTS
December 31, 2021 and 2020

NOTE 8 – EQUITY (Continued):

year ending December 31, 2019. The 550,000 employee stock warrants fully vest May 1, 2019 with an exercise and original FMV price of $.01 and $.50 per share, respectively. The investor stock warrants vest December 1, 2019 with an exercise and original FMV price of $.50 per share.

For the year ending December 31, 2020, an additional 411,819 stock warrants were issued to non-employee contractors and consultants. The 411,819 stock warrants were fully vested as of March 3, 2020 with an exercise and original FMV price of $.50 per share.

These stock warrants are valued using the Black-Scholes Pricing Model, which utilizes several variables, including the risk-free interest rate of 4% and the exercise price, fair market price, and time to maturity disclosed above, in the attempt to accurately value options. As a result of these calculations, the issued warrants have an aggregate intrinsic value of $628,912, of which $-0- and $205,910 were recognized in the years ending December 31, 2021 and 2020, respectively.

No outstanding stock warrants have been exercised as of December 31, 2021.

Stock warrant activity and weighted average price for the years ending December 31, 2021 and 2020:

	2021		2020	
	Shares	Weighted Avg. Exercise Price	Shares	Weighted Avg. Exercise Price
Outstanding at beg. of year	1,610,319	$ 0.22	1,198,500	$ 0.13
Granted	-	-	411,819	0.50
Exercised	-	-	-	-
Forfeited or expired	-	-	-	-
Outstanding at end of year	1,610,319	$ 0.22	1,610,319	$ 0.22

NOTE 9 - SUBSEQUENT EVENTS:

Management has evaluated events from 1 through April 19, 2022 (the date the financial statements were available to be issued).

From January through April 2022, the Company sold 81,224 shares of common stock in exchange for $211,785.

In February 2022, the Company extended a loan of $7,500 to BW-IGC, Inc. BW-IGC will serve as the Company's future supplier for materials used in producing AquiPor's permeable concrete.

NOTES TO FINANCIAL STATEMENTS
December 31, 2021 and 2020

NOTE 9 - SUBSEQUENT EVENTS (Continued):

The loan was expected to be short-term and did not include any interest. As of March 2022, the loan has been fully repaid.

The Company expects to extend its current Regulation Crowdfund offering in April 2022.

CERTIFICATION

I, Greg Johnson, Principal Executive Officer of AquiPor Technologies, Inc., hereby certify that the financial statements of AquiPor Technologies, Inc. included in this Report are true and complete in all material respects.

Greg Johnson

President & CEO